Filed by Aviragen Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-6(b)

Of the Securities Exchange Act of 1934, as amended

Subject Company: Aviragen Therapeutics, Inc.

Commission File No. for Registration

Statement on Form S-4: 333-222009

Vaxart Issues Statement Regarding Proposed Merger With Aviragen

SOUTH SAN FRANCISCO, Calif. – Jan. 31, 2018 – Vaxart, Inc. today commented on the Company’s proposed merger with Aviragen Therapeutics, Inc. (NASDAQ:AVIR). The following is a statement from Wouter Latour, M.D., Chief Executive Officer of Vaxart, who will lead the combined company following completion of the transaction:

We are thrilled with the prospects of combining forces with Aviragen. In addition to continuing to develop our influenza oral tablet vaccine and norovirus vaccine, the transaction will allow us to access Aviragen’s antiviral assets. Specifically, Vaxart is fully committed to Aviragen’s BTA074 Phase 2 program for the treatment of condyloma caused by HPV.

We are confident that Vaxart’s drug development capabilities will be an asset to Aviragen’s BTA074 Phase 2 program. Further, the clinical proof of efficacy of our oral tablet vaccine will provide the company with a significantly de-risked platform for all of our programs.

We encourage Aviragen stockholders to vote FOR the proposed merger. Vaxart’s Board of Directors and management team looks forward to completing the transaction expeditiously and intends to work diligently so that stockholders of both Aviragen and Vaxart can realize the significant benefits of the merger.

About Vaxart

Vaxart is a clinical-stage company developing a range of oral recombinant vaccines based on its proprietary delivery platform. Vaxart vaccines are administered using convenient room temperature-stable tablets that can be stored and shipped without refrigeration and eliminate risk of needle-stick injury. Its development programs are oral tablet vaccines designed to protect against norovirus, seasonal influenza and respiratory syncytial virus (RSV), as well as a therapeutic vaccine for human papillomavirus (HPV), Vaxart’s first immuno-oncology indication. For more information, please visit www.vaxart.com.

Forward Looking Statements

This press release contains forward-looking statements about Aviragen Therapeutics, Inc. and Vaxart Inc., and their respective businesses, business prospects, strategy and plans, including but not limited to statements regarding the estimated value of the combined company; anticipated preclinical and clinical drug development activities, timelines and market opportunities; the combined company being well-funded to advance its programs; and the combined company’s ability to accelerate development of Vaxart’s vaccine candidates and generate near and long term value for stockholders. All statements other than statements of historical facts included in this press release are forward looking statements. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward looking statements. These forward looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Aviragen and Vaxart to consummate the merger; risks related to Aviragen’s ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the market price of Aviragen’s common stock relative to the exchange ratio; the ability of Aviragen or Vaxart to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger. The vaccine candidates that Vaxart develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all. In addition, future clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this press release and such vaccine candidates may not successfully commercialized. Additional factors that may cause actual results to differ materially from such forward looking statements include those identified under the caption “Risk Factors” in the documents filed by Aviragen with the Securities and Exchange Commission from time to time, including its Proxy/Prospectus on Form S-4, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent required by applicable law or regulation, neither Aviragen nor Vaxart undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Additional Information About the Merger and Where to Find It

In connection with the proposed strategic merger, Aviragen and Vaxart have filed relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4, as amended, that contains a prospectus and a joint proxy statement. Investors may obtain the proxy statement/prospectus, as well as other filings containing important information about Aviragen, Vaxart and the merger, free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Aviragen by directing a written request to: Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009, Attention: Corporate Secretary or delivered via email to investors@aviragentherapeutics.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Aviragen and Vaxart and their respective directors and officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aviragen in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger are included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Aviragen is also included in Aviragen’s Annual Report on Form 10-K for the year ended June 30, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017.These documents are available free of charge from the sources indicated above.

Contacts

John Harland

Chief Financial Officer

Vaxart Inc.

(650) 550 3500

jharland@vaxart.com

Katie Hogan

WCG/W2O Group

415-658-9745

khogan@wcgworld.com